UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

 267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Realm Therapeutics Provides Update on Timing of Formal Sale Process

On October 1, 2018, Realm Therapeutics plc (the “Company”) provided an update on timing of the formal sale process. On September 17, 2018, the Company announced the commencement of a strategic review, including the evaluation of a potential sale of the Company being conducted within the context of a "formal sale process" (as referred to in the City Code on Takeovers and Mergers (the “Code”)). The Company is also considering other strategic alternatives, including potentially in-licensing or acquiring further assets.

A copy of the Company’s press release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated by reference herein.

Exhibits 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated October 1, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

October 1, 2018	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer